Exhibit 99.1

Kamada Received Feedback from FDA on Proposed Phase 3
Protocol for Inhaled Alpha-1-Antitrypsin for Treatment of Alpha-1
Antitrypsin Deficiency Disease

REHOVOT, Israel – April 23, 2018 -- Kamada Ltd. (the "Company") (Nasdaq: KMDA) (KMDA.TA), a plasma-derived protein therapeutics company, today announced that the Company recently received feedback from the U.S. Food and Drug Administration (FDA) regarding the proposed pivotal Phase 3 protocol for its proprietary Inhaled Alpha-1 Antitrypsin (AAT) therapy (Inhaled AAT) for treatment of Alpha-1 Antitrypsin Deficiency (AATD).

As previously disclosed, in July 2017, Kamada submitted a proposed Phase 3 study protocol for Inhaled AAT for treatment of AATD to the FDA.  In response, in August 2017, the FDA issued a letter to the Company stating the agency’s continued concerns and questions regarding the safety and efficacy of Inhaled AAT for the treatment of AATD and the risk/benefit balance to patients. In March 2018, following further discussions and based on additional feedback received from the FDA, Kamada submitted a revised pivotal Phase 3 protocol to the FDA, as well as additional information related to the FDA questions and concerns.

In response to the revised study protocol and the information provided by the Company, in April 2018, the FDA issued a response letter providing further guidance regarding the proposed pivotal Phase 3 protocol, as well as additional questions focused on the Inhaled AAT product characteristics. This correspondence indicated that, while several issues had been addressed, the FDA has continued concerns and questions related to the safety profile of Inhaled AAT.

Following a thorough assessment of the FDA response, Kamada intends to provide the requested information and data, as well as implement the proposed changes in the study protocol, during the third quarter of 2018.  The Company anticipates that its planned response will result in continued interaction with the FDA. The proposed modifications and additional information to be provided, are intended to mitigate the continued safety-related concerns communicated by the FDA.

Although the Company previously stated its intent to initiate the Phase 3 clinical study of Inhaled AAT for treatment of AATD in the second half of 2018, it will not be able to do so, until such time when communication with the FDA will be concluded to the FDA’s satisfaction, and the Company’s Investigational New Drug Application (IND) is approved. The Company cannot currently anticipate if and when these discussions with the FDA will materialize into an approved IND.

In parallel with the continued discussions with the FDA, the Company has formally requested, and is expecting to present its planned Phase 3 protocol in a Scientific Advice meeting with the European Medicines Agency in the third quarter of 2018, in order to obtain feedback and guidance in connection to the regulatory path for Inhaled AAT in Europe.

About Kamada

Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived Immune globulins.  AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is GLASSIA®, the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets GLASSIA® in the U.S. through a strategic partnership with Baxalta (now part of Shire plc) and in other counties through local distributors.  In addition to GLASSIA®, Kamada has a product line of six other plasma-derived pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. Kamada has late-stage products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency and, in addition, its intravenous AAT is in development for other indications, such as type-1 diabetes, GvHD and prevention of lung transplant rejection. Kamada's rabies immune globulin (Human) product received FDA approval for Post-Exposure Prophylaxis against rabies infection in August 2017. Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 10 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions related to the timing of responses associated with, and results of, submissions with the FDA and European Medicines Agency (EMA), as well as the timing of clinical trials.  Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, delays or denial in the U.S. FDA or the EMA approval process, and unexpected results of clinical trials.  The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

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CONTACTS:
Chaime Orlev
Chief Financial Officer
IR@kamada.com

Bob Yedid
LifeSci Advisors, LLC
646-597-6989
Bob@LifeSciAdvisors.com